UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 27, 2019

_____

In the Matter of

Cloud Peak Energy Resources LLC
748 T-7 Road
Gillette, Wyoming 82718

ORDER DECLARING THE APPLICATION FOR QUALIFICATION OF THE TRUST INDENTURE EFFECTIVE PURSUANT TO SECTION 307(c) OF THE TRUST INDENTURE
ACT OF 1939, AS AMENDED

File No: 022-29081 and 22-29081-01
     to -027

_____

       Cloud Peak Energy Resources LLC filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

       It is ORDERED that the application shall become effective and the indenture qualified at 10:00 a.m. Eastern Time November 27, 2019.

       Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary